SECURITIES AND EXCHANGE COMMISSION

               WASHINGTON, D.C.  20549

                    FORM 11-K




(Mark one)

[X]   Annual report pursuant to Section 15(d) of the Securities
Exchange Act of 1934 (Fee Required)

            FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995



                                or



[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

      For the transition period from _______ to _______

A. Full title of the plan and address of the plan, if different from that of the issuer named below:



      EMPLOYEES' STOCK PURCHASE PLAN OF LOGICON, INC.

                  Commission File Number: 1-7777




B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.







                           LOGICON, INC.
                        3701 SKYPARK DRIVE
                        TORRANCE, CA 90505



                   INDEX TO FINANCIAL STATEMENTS






                                                        Page

Report of Independent Accountants
                                                          2


Consent of Independent Accountants to Incorporation by
Reference of Report in Continuous Offering on Form S-8
                                                           3


Financial Statements of the Employees'Stock Purchase
Plan of Logicon, Inc.:


   Statement of Financial Condition at December 31, 1995
   and 1994

                                                           4


   Statement of Income and Changes in Plan Equity
   for the years ended December 31, 1995, 1994 and 1993
                                                           5


   Notes to Financial Statements
                                                           6


Signatures

                                                           8





Note: Certain schedules have been omitted because they are not applicable or the required information is presented in the financial statements.




               REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and the
Administrative Committee of the
Employees' Stock Purchase Plan of
Logicon, Inc.


In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the financial condition of the Employees' Stock Purchase Plan of Logicon, Inc. at December 31, 1995 and 1994, and the income and changes in plan equity for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's Administrative Committee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan's Administrative Committee, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




PRICE WATERHOUSE LLP



Costa Mesa, California
March 20, 1996

                CONSENT OF INDEPENDENT ACCOUNTANTS
             TO INCORPORATION BY REFERENCE OF REPORT
                IN CONTINUOUS OFFERING ON FORM S-8



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 2-82907) of the Employees' Stock Purchase Plan of Logicon, Inc. of our report dated March 20, 1996 appearing on page 2 of this Form 11-K.




PRICE WATERHOUSE LLP



Costa Mesa, California
March 28, 1996

         EMPLOYEES' STOCK PURCHASE PLAN OF LOGICON, INC.
                 STATEMENT OF FINANCIAL CONDITION




                                                December 31,

                                              1995          1994
                                              ____          ____


Assets held by Sanwa Bank California
as trustee and custodian:

 Common stock of Logicon, Inc.
 ($.10 par value, at market value-
 471,606 and 465,654 shares; cost
 $6,841,508 and $4,643,501)              $ 12,969,165  $ 6,984,810

 Cash and short-term investments               81,762       81,918

Due from Logicon, Inc. (including
participants' contributions)                  655,991      449,028
                                            _________    _________

                                           13,706,918    7,515,756


Dividends and interest payable
 to participants                              -51,567      -45,467

Participant withdrawals payable              -243,688      -66,203
                                           __________    _________

Plan equity (1,484 and 1,057
 participants)  (Note 4)                 $ 13,411,663  $ 7,404,086
                                           ==========    =========







See Notes to Financial Statements.


EMPLOYEES' STOCK PURCHASE PLAN OF LOGICON, INC.
STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY



                                                For the Year Ended
                                                   December 31,
                                                 _________________

                                       1995       1994      1993
                                     _____________________________



Contributions by participants     $ 3,105,360$ 1,975,903 $ 1,321,580

Contributions by Logicon, Inc.
 net of participant
 forfeitures of $214,435,
 $198,767 and $295,392              1,313,259    767,252     346,454

Dividend income                        72,673     63,211      67,496

Interest income                         9,070      5,303       3,968

Net realized and unrealized
 appreciation in market value
 of Logicon, Inc. common stock      4,865,157    224,157   2,232,880
                                     _________    _______   _________

                                    9,365,519  3,035,826   3,972,378

Participant withdrawals              -727,180   -639,872    -915,194

Distributions to participants      -2,579,195 -2,568,240  -3,205,182

Distribution of dividends
 and interest                         -51,567    -45,467     -51,577
                                   __________  _________    ________

Increase (decrease) in net
 assets for the period              6,007,577   -217,753    -199,575

Plan equity (Note 4):

   Beginning of period              7,404,086  7,621,839   7,821,414
                                   __________  _________    ________

   End of period                 $ 13,411,663$ 7,404,086 $ 7,621,839

                                   ============  =========   =========



See Notes to Financial Statements.



          EMPLOYEES' STOCK PURCHASE PLAN OF LOGICON, INC.

                   NOTES TO FINANCIAL STATEMENTS



NOTE 1 - DESCRIPTION OF THE PLAN:

The Employees' Stock Purchase Plan of Logicon, Inc. (the Plan) provides the employees of certain subsidiaries of Logicon, Inc.
(the Company) the opportunity to acquire shares of the Company's common stock. Participants may contribute up to 6% of their base compensation to the Plan through regular payroll deductions. The Company makes contributions to the Plan to match 50% of the amounts contributed by participants, less participant forfeitures of non-vested amounts. As provided in the Trust agreement, all participant and Company contributions are invested by Sanwa Bank California (the Trustee) in shares of Logicon, Inc. common stock. Shares of the Company's common stock are purchased at fair market value on the open market, from the Company or from the Company's employees. All administrative and other expenses of the Plan are paid by the Company. Dividend and interest income is distributed ratably to the participants and to the Company each year based upon participants' vested and non-vested account balances.

Participants' interests in the Plan are accumulated in units which, at the time of distribution or withdrawal, are converted into whole shares of the Company's common stock and into cash for fractional shares. This conversion is based upon each participant's proportionate interest in the Plan as measured in units, multiplied by the total number of shares of the Company's common stock held by the Plan. Participant contributions are fully vested at all times. Company contributions vest two years after the close of the plan year in which the contributions were made, or at the time of the participant's total disability, death or retirement. Should the Company permanently discontinue its contributions or terminate the Plan, all participants will become fully vested in their share of Company contributions.

The Plan will terminate when the maximum of 8,008,200 shares of the Company's common stock have been purchased, unless the Plan is amended prior thereto. At December 31, 1995, 506,715 additional shares may be purchased by the Plan.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The financial statements of the Plan are prepared on the accrual basis of accounting. The investment in Logicon, Inc. common stock is stated at its closing market price on the date of valuation.

NOTE 3 - INCOME TAXES:

The Plan is established under current tax law as a grantor trust and is therefore not subject to taxes on its income. For tax purposes, the Company is considered to be the owner of the portion of the Plan equity attributable to non-vested Company contributions. Company contributions, and earnings thereon, become taxable to participants as compensation upon vesting. Participants are responsible for individual income taxes on dividend and interest distributions from the Plan.

NOTE 4 - DETAIL OF PLAN EQUITY:

                                           For the Year Ended
                                              December 31,
                                            _________________

                                1995         1994        1993
                              __________________________________

Plan equity comprises
 the following:

   Class year ended
   December 31, 1991                                 $ 2,703,967

   Class year ended
   December 31, 1992                    $ 2,510,631    2,778,657

   Class year ended
   December 31, 1993      $ 3,272,730     1,982,874    2,139,215

   Class year ended
   December 31, 1994        4,709,524     2,910,581

   Class year ended
   December 31, 1995        5,429,409
                           __________    __________    _________

                         $ 13,411,663   $ 7,404,086  $ 7,621,839

                         ============    ==========   ==========

At December 31, 1995, the number of units attributable to the Classes of 1995, 1994 and 1993 were 336,853, 292,190, and 203,048 respectively, and Plan equity per unit was approximately $16.12.

NOTE 5 - TWO-FOR-ONE STOCK SPLIT:

On August 7, 1995, the Company declared a two-for-one split of the Company's common stock providing one additional share for each share outstanding to shareholders of record on August 23, 1995. New shares were issued on September 13, 1995. The two-for-one stock split has been retroactively reflected in the Plan's financial statements.



                             SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee administering the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                      EMPLOYEES' STOCK PURCHASE PLAN
                                      OF LOGICON, INC.


                                      By






                                      Ralph L. Webster, Member of
                                      the Employees' Stock
                                      Purchase Plan
                                      Administrative Committee


Date:  March 28, 1996